R. William (Bill) Johnston
SVP — Controller

1801 California Street, Suite 320
Denver, CO 80202

April 22, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director—Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Qwest Communications International Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed February 13, 2009

File No. 1-15577

Dear Mr. Spirgel:

Qwest Communications International Inc. (“QCII,” “Qwest,” “us,” “we,” “our,” or “its”) is hereby responding to the Staff’s comments of April 7, 2009 with respect to our Annual Report on Form 10-K for the year ended December 31, 2008. For the Staff’s convenience, below we have set forth each of the Staff’s comments, followed in each case by our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

Business Trends, page 30

1.               We note your response to prior comment 1.  It appears to us that you use subscribers as one of the variables in your internal metrics and use these metrics to evaluate your business trends in the broadband market.  If true, please disclose the percentage of your subscribers as compared to the total subscribers in your broadband market.  We note that a “significant portion of consumers already have a broadband connection.” Based on this disclosure, please disclose how you plan to penetrate a saturated broadband market and continue to maintain the 2008 growth rate in 2009.

Response: It is true that broadband subscribers is currently the predominant metric that our management uses internally to evaluate our business trends in the broadband market. Our Chief Operating Decision Maker currently uses subscriber growth metrics to manage the business.  In the past we have used various penetration measures to evaluate different aspects of our broadband business for specific internal purposes but have not used any one measure consistently.  None of these measures has been used as a broad indicator of penetration by upper management.  We are now, however, evaluating penetration measures that we could reliably produce on a consistent basis for use internally and to disclose externally. When we are comfortable that the procedures, assumptions and controls surrounding this measure have been refined so that it may be calculated consistently we will begin disclosing this information.  For these reasons, we do not intend to disclose a numerical penetration statistic in the first quarter.  We will, however, modify our first quarter filing to better describe that our operational focus is currently on growth in broadband subscribers.

Assuming the trend is still valid, we will also expand our broadband discussion to clarify that we expect to add broadband subscribers in 2009 at a rate similar to that of 2008 by continuing to increase the availability of higher connection speeds via our fiber to the node investment, expand our product offerings and enhance our marketing efforts.

Near-Term View, page 51

2.               We note your response to prior comment 2.  Please expand your discussion to incorporate your response.

Response: We will incorporate our prior response into our Form 10-Q for the quarter ended March 31, 2009.

3.               We note your response to prior comment 3.  Please expand your discussion to incorporate your response.  Include in your discussion why “the vast majority of [y]our capital expenditures have some level of discretion.” You state in your response that your planned capital expenditures are necessary to meet your maintenance and core growth requirements.  In addition, we note your disclosure on page 31 that increasing your available connection speeds is important to “meet customer demand” and “competitively important.”

Response: We will incorporate our prior response into our Form 10-Q for the quarter ended March 31, 2009.  We will continue to disclose our expected level of capital expenditures for 2009, but will also clarify that:

•                  we have discretion in the ultimate amount we invest;

•                  only a moderate percentage of our capital expenditures are dedicated to preservation activities or government mandates; and

•                  to the extent we choose to increase or decrease these investments, our future profitability and cash flow could be impacted.

Long-Term View, page 52

4.               We note your response to prior comment 4. Please expand to reconcile your discussions here to your disclosure on page 57 that state your “ability to raise additional capital under acceptable terms and conditions may be impaired.”

Response: We will alter our discussions on page 57 to clarify that our “ability to raise additional capital at terms that are as favorable as those from which we previously benefited or at terms that are acceptable to us may be impaired.” This will eliminate any inconsistency with our discussion on page 52.

* * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (303) 992-2996.

Sincerely,

/s/ R. William Johnston
R. William Johnston

Senior Vice President, Controller and Chief Accounting Officer